Exhibit 12

COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31,
	2004	2005		2006		2007		2008
Total Interest Cost
Interest Expense	$17,698	$12,558		$17,675		$15,697		$6,292
Capitalized Interest	3,004	3,869		2,553		8,336		20,984

Total Interest Cost (fixed charges)	20,702	16,427		20,228		24,033		27,276

Pre-tax Income	(3,803)	58,981		118,874		148,601		182,220
Interest Expense	17,698	12,558		17,675		15,697		6,292

Earnings	13,895	71,539		136,549		164,298		188,512

Ratio of earnings to fixed charges(1)(2)(3)	—	4.4	x	6.8	x	6.8	x	6.9x

(1)	We have authority to issue up to 5,000 shares of preferred stock, par value $.01 per share; however, there are currently no such shares outstanding and we do not have a preferred stock dividend obligation. Therefore, the ratio of earnings to fixed charges and preferred stock dividends is equal to the ratio of earnings to fixed charges and is not disclosed separately.
(2)	For the year ended December 31, 2004, earnings were inadequate to cover fixed charges by $6.8 million. If we adjust earnings to exclude the impact of loss on the early extinguishment of debt incurred in the 2004 and 2005 periods reflected above, the ratio of earnings to fixed charges, as so adjusted, would be 1.8x and 4.5x for the years ended December 31, 2004 and 2005, respectively.
(3)	Effective January 1, 2009, we adopted FASB Staff Position (FSP) No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlements).” APB 14-1 requires that the liability and equity components of a convertible debt instrument within the scope of the FSP be accounted for separately so that the entity’s accounting will reflect additional non-cash interest expense to match the nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. APB 14-1 requires retrospective application to all periods presented. The impact of APB 14-1 will result in a material increase to non-cash interest expense for financial statements covering the periods ended or ending December 31, 2006 through December 31, 2013. Our ratio of earnings to fixed charges would have been 6.3x, 4.7x, and 4.5x for the years ended December 31, 2006, 2007 and 2008, respectively, had APB 14-1 been in effect since the issuance of our convertible senior notes in November 2006. For further information, see page 42 of our 2008 Annual Report on Form 10-K.